Exhibit 99.1

CREATION OF GDF SUEZ’S NEW EUROPEAN WORKS COUNCIL:

AGREEMENT SIGNED UNANIMOUSLY BY ALL EUROPEAN SOCIAL PARTNERS

On May 6, 2009, less than a year after the merger, the Senior Management of GDF SUEZ and the Special Negotiating Group unanimously signed an agreement establishing the GDF SUEZ European Works Council. The agreement represents a solid foundation for social dialogue at the European level, thus establishing conditions for engaging our social partners in the Group’s challenges.

After several negotiating sessions beginning in October 2008, Senior Management and the Special Negotiating Group, which consists of 34 members drawn from the major companies in 13 different countries, as well as two representative of the European union federations (EPSU1 and EMCEF2), arrived at an agreement that was signed unanimously.

This document establishes a committee of 63 members, 25 of whom are French, plus two representatives from AGBAR3 and two representatives from the European union federations.

The agreement’s scope covers GDF SUEZ SA and its subsidiaries in European countries (the European Union, European Free Trade Association, and EU candidate countries), representing over 183,000 employees working in 21 countries on the signing date.

Within this geographic area, the agreement covers businesses over which GDF SUEZ has a controlling interest, or more than 400 companies.

It draws on the strongest points of earlier agreements — Suez’s European Dialogue Committee and Gaz de France’s European Works Council.

[1]	Fédération Syndicale Européenne des Services Public
[2]	Fédération Européenne des syndicats des Mines, de la Chimie et de l’Energie
[3]	AGBAR: Sociedad General de Aguas de Barcelona (Eaux de Barcelone)

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux -75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA AU CAPITAL 2,193,643,820 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

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The most significant features are:

-	definition of transnational issues;

-	clear definitions of the informational and consultative processes;

-	a dialogue that can be based on working groups by business areas (Energy, Environment, and Energy Services) or by theme (3 groups), as well as on a Secretariat composed of 13 members representing 9 countries;

-	resources that allow the members to fully carry out their mission.

Gérard Mestrallet emphasized “the importance of having a committee for dialogue and cooperation at the European level. This committee is one of the requirements for achieving success and meeting GDF SUEZ’s goals and challenges. The agreement is an important step in building social dialogue at the European level within GDF SUEZ.”

The committee’s first meeting is expected to be held in September 2009 and will result in the dissolution of the former committees.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 200,000 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact:	Investor Relations contact:
Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com

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